BLACKROCK EXECUTION SERVICES
(SEC. I.D. No. 8-48719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/16_____ AND ENDING_____12/31/16_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME OF BROKER-DEALER: BlackRock Execution Services

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street _____
                                                        (No. and Street)
San Francisco _____ CA _____94105-2212_____ _____
            (City)   (State)   (Zip Code)
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Saurabh Pathak   212-810-8182_____ _____ _____
                                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP_____ _____
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza _____ New York_____ NY_____ _____10112_
(Address)   (City)   (State)   (Zip Code)
CHECK ONE:
☒ Certified Public Accountant
□ Public Accountant
□ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BlackRock Execution Services (the "Company") as of December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____   2/24/17
Signature   Date

_____
Financial and Operations Principal
Title

Subscribed to before me this 24th day of
February, 2017.



_____
Notary Public

BlackRock Execution Services
Statement of Financial Condition

As of December 31, 2016

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of BlackRock Execution Services

We have audited the accompanying statement of financial condition of BlackRock Execution Services (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BlackRock Execution Services as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2017

BlackRock Execution Services
Statement of Financial Condition
December 31, 2016
(Dollar amounts in thousands, except share data)

Assets

Cash and cash equivalents	$	42,646
Commissions receivable		6,708
Deposit with clearing organization		501
Other assets		148
Total assets	$	50,003

Liabilities

Due to related parties	$	4,949
Accounts payable and accrued liabilities		1,872
Total liabilities		6,821

Stockholder's equity

Common stock ($0.01 par value - 1,000 shares authorized, one share issued and outstanding)		-
Additional paid-in capital		6,486
Retained earnings		36,696
Total stockholder's equity		43,182
Total liabilities and stockholder's equity	$	50,003

See accompanying notes to statement of financial condition.

1. Organization

BlackRock Execution Services (the "Company") is incorporated in the State of California. The Company is a wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides agency trading services to its clients.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and a money market fund. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short-term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
- Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes.

The Company's financial assets measured at fair value consist of an investment in a third-party money market fund which is included in cash and cash equivalents on the statement of financial condition. At December 31, 2016 and during the year then ended, the Company's investment in the third-party money market fund of $20.0 million was classified as Level 1. The carrying value of the money market fund approximates its fair value, which was based on a quoted market price.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred income tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position. The Company has not recorded any valuation allowances related to deferred income tax assets or liabilities on its statement of financial condition at December 31, 2016.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any income tax liabilities on its statement of financial condition at December 31, 2016.

3. Income Taxes

For the year ended December 31, 2016, the Company's operations will be included in the consolidated federal income tax return of BLK. The Company does not file separate state and municipal income tax returns. The Company's state and/or municipal income tax returns will be consolidated with one or more BLK subsidiaries on a combined or unitary basis. The Company has entered into a written agreement with BLK providing for the allocation and payment of income tax on the basis as if it were to file separate federal and state income tax returns. These payments and refunds are to be settled with BLK or its wholly owned subsidiaries. As of December 31, 2016, the Company recorded income taxes payable of $2.1 million on the statement of financial condition, which is included in due to related parties.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2009 remain open to U.S. federal, state and local income tax examinations. During 2014, the Internal Revenue Service commenced its federal income tax audit for the tax years 2010 through 2012, and while the impact on the Company's statement of financial condition is undetermined, it is not expected to be material. The Company is currently under audit in certain state and local jurisdictions.

4. Related Party Transactions

A wholly owned subsidiary of BLK provides general and administration services to the Company. At December 31, 2016, the fee due to the wholly owned subsidiaries of BLK is $0.9 million and is included within due to related parties on the statement of financial condition.

Due to related parties includes approximately $1.9 million owed to a wholly owned subsidiary of BLK for payments to third-party vendors made on behalf of the Company. Due to related parties also includes income taxes payable as discussed in Note 3.

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2016.

6. Deposit with Clearing Organization

At December 31, 2016, the Company maintained a deposit with a clearing broker in the amount of $501 thousand, which is held in cash.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Act, which requires the Company to maintain minimum net capital of the greater of $5 thousand or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the first year of operations. At December 31, 2016, the Company had net capital of approximately $36.0 million, which was $35.6 million in excess of its required net capital of $455 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

8. Subsequent Events

The Company reviewed subsequent events occurring through the date that state of financial condition was issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.